UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           GLOBAL OPTIONS GROUP, INC.
                           --------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)



                                     37946D
                                 (CUSIP Number)


                                 Mr. Ajmal Khan
                      c/o Verus International Group Limited
                               20 West 55th Street
                            New York, New York 10019
                            ------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 24, 2005
                                  -------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 37946D
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Verus International Group Limited
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada and United Kingdom
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  223,750*
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             223,750*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          223,750*
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.51%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

* The shares of Common Stock reported as beneficially owned consist of (i) 179,000 shares of Common Stock which he has the right to acquire upon conversion of 358 shares of Preferred Stock of the Issuer and (ii) 44,750 shares of Common Stock which he has the right to acquire upon exercise of warrants of the Issuer.


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


--------------------------------------------------------------------------------
CUSIP No. 37946D
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Verus Investment Holdings, Inc.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC and N/A
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada and United Kingdom
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  1,112,248*
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             1,112,248*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,112,248*
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

*Through its ownership of Verus International Group Limited ("Verus International"), Verus Investment Holdings, Inc. ("Verus Investment") has the power to dispose of or direct the disposition of the shares of Common Stock held by Verus International. As a result, Verus Investment may under the rules of the

Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Verus Investment disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by it, except to the extent of its pecuniary interest therein. The shares of Common Stock reported as beneficially owned by Verus Investment consist of (i) 179,000 shares of Common Stock which he has the right to acquire upon conversion of 358 shares of Preferred Stock of the Issuer, (ii) 44,750 shares of Common Stock which he has the right to acquire upon exercise of warrants of the Issuer, (iii) 819,998 shares of Common Stock and (iv) 68,500 shares of Common Stock which he has the right to acquire upon exercise of warrants of the Issuer.

--------------------------------------------------------------------------------
CUSIP No. 37946D
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ajmal Khan
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  1,112,248*
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             1,112,248*
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,112,248*
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

*Through his ownership of Verus International and Verus Investment, Mr. Khan has the power to dispose of or direct the disposition of the shares of Common Stock held by each. As a result, Mr. Khan may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Mr. Khan disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by it, except to the extent of his pecuniary interest therein. The shares of Common Stock reported as beneficially owned by Mr. Khan consist of (i) 179,000 shares of Common Stock which he has the right to acquire upon conversion of 358 shares of Preferred Stock of the Issuer,
(ii) 44,750 shares of Common Stock which he has the right to acquire upon exercise of warrants of the Issuer, (iii) 819,998 shares of Common Stock and
(iv) 68,500 shares of Common Stock which he has the right to acquire upon exercise of warrants of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D, dated June 24, 2005, of Global Options Group, Inc., a Nevada corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 75 Rockefeller Plaza, 27th Floor, New York, New York, 10019.

ITEM 2.  IDENTITY AND BACKGROUND.

(I)   VERUS INTERNATIONAL GROUP LIMITED

This statement is being filed on behalf of Verus International, a Cayman Islands corporation. Verus International is engaged in investment holdings. The address of Verus International's principal office is 20 West 55th Street, New York, New York 10019.

(d)-(e) During the last five years no executive officer, director, or control person of Verus International has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(II)  VERUS INVESTMENT HOLDINGS INC.

This statement is being filed on behalf of Verus Investment, a British Virgin Islands corporation, and majority owner of Verus International. Verus Investment is engaged in investment holdings. The address of Verus Investment's principal office is 20 West 55th Street, New York, New York 10019.

(d)-(e) During the last five years no executive officer, director, or control person of Verus Investment has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(III) AJMAL KHAN

(a) This statement is being filed on behalf of Ajmal Khan, an individual and majority owner of Verus Investment..

(b) The business address of Mr. Khan is c/o Verus International Group Limited, 20 West 55th Street, New York, New York 10019.

(c) Mr. Khan's principal occupation is private investor.

(d)-(e) During the last five years Mr. Khan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Khan holds Canadian and United Kingdom citizenships.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 24, 2005, Verus International purchased 358 shares of Preferred Stock of the Issuer convertible into 179,000 shares of Common Stock Issuer and Warrants exerciable into 44,750 shares of Common Stock of the Issuer for an aggregate purchase price of $358,000. The source of funds was working capital. In addition, on the same date, in connection with consulting and advisory services, Verus Investment received warrants exercisable into 68,500 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

(I)   VERUS INTERNATIONAL GROUP LIMITED.

Verus International has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Verus International has acquired the securities of the Company for general investment purposes. Verus International is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Verus International retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, Verus International has the right to elect members to the Issuer's Board of Directors.

(II)  VERUS INVESTMENT HOLDINGS, INC.

Verus Investment has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Verus Investment has acquired the securities of the Company for general investment purposes. Verus Investment is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Verus Investment retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, Verus Investment has the right to elect members to the Issuer's Board of Directors.

(III) AJMAL KHAN

Mr. Khan has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item
4. Mr. Khan has acquired the securities of the Company for general investment purposes. Mr. Khan is not party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Khan retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by them in any manner permitted by law. In addition, Mr. Khan has the right to elect members to the Issuer's Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(I)   VERUS INTERNATIONAL GROUP LIMITED

(a) As of the date of this report, Verus International, beneficially owns an aggregate of 223,750 shares of Common Stock, which represents 1.51% of the Issuer's Common Stock.

(b) As of the date of this report, Verus International has the sole power to vote or direct the voting of, or dispose or direct the disposition of 223,750 shares of the Issuer's Common Stock.

(c) Verus International has not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) Verus International is not the beneficial owner of more than 5% of the class of securities described herein.

(II)  VERUS INVESTMENT HOLDINGS, INC.

(a) As of the date of this report, Verus Investment, beneficially owns an aggregate of 1,112,248 shares of Common Stock, which represents 7.6% of the Issuer's Common Stock.

(b) As of the date of this report, Verus Investment has the sole power to vote or direct the voting of, or dispose or direct the disposition of 1,112,248 shares of the Issuer's Common Stock.

(c) In connection with consulting and advisory services, on June 24, 2005, Verus Investment received warrants exercisable into 68,500 shares of Common Stock of the Issuer.

(d) Not applicable.

(e) Verus Investment remains the beneficial owner of more than 5% of the class of securities described herein.

(III) AJMAL KHAN

(a) As of the date of this report, Mr. Khan, through his majority ownership of Verus Investment, beneficially owns an aggregate of 1,112,248 shares of Common Stock, which represents 7.6% of the Issuer's Common Stock.

(b) As of the date of this report, Mr, Khan has the sole power to vote or direct the voting of, or dispose or direct the disposition of 1,112,248 shares of the Issuer's Common Stock.

(c) In connection with consulting and advisory services, on June 24, 2005, Verus Investment received warrants exercisable into 68,500 shares of Common Stock of the Issuer.

(d) Not applicable.

(e) Mr. Khan remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  July 5, 2005                    VERUS INTERNATIONAL GROUP LIMITED

                                       By: /s/ Ajmal Khan
                                           -----------------------------------
                                       Name:  Ajmal Khan
                                       Title: Authorized Representative




                                       VERUS INVESTMENT HOLDINGS, INC.



                                       By: /s/ Ajmal Khan
                                           -----------------------------------
                                       Name:  Ajmal Khan
                                       Title: Authorized Representative




                                       /s/ Ajmal Khan
                                       ---------------------------------------
                                       Ajmal Khan

                                                                      EXHIBIT A


               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any additional amendments thereto) with respect to the Common Stock of Global Options Group, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of July, 2005.


                          VERUS INTERNATIONAL GROUP LIMITED




                          By: /s/ Ajmal Khan
                          ----------------------------------------
                          Name: Ajmal Khan
                          Title: Authorized Representative




                          VERUS INVESTMENT HOLDINGS, INC.




                          By: /s/ Ajmal Khan
                          ----------------------------------------
                          Name: Ajmal Khan
                          Title: Authorized Representative



                          /s/ Ajmal Khan
                          ----------------------------------------
                          Ajmal Khan



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